EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
SOVEREIGN BANCORP, INC.,
ICELAND ACQUISITION CORP.
AND
INDEPENDENCE COMMUNITY BANK CORP.
DATED AS OF OCTOBER 24, 2005

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INDEX OF DEFINED TERMS

2005 Annual Bonuses	32
2005 Plan	4
Acquisition Proposal	28
Agreement	1
Annual Bonus Plans	32
Banco Santander	2
Bank Merger	36
BIF	8
Business Combination	41
Business Day	2
Certificate	3
Certificate of Merger	1
Change in ICBC Recommendation	27
Citigroup	22
Closing	2
Closing Date	2
Code	5
Confidentiality Agreement	27
Converted Awards	5
Derivatives Contract	19
DGCL	1
Dissenting Shares	4
Divisional Board	36
Effective Time	1
Environmental Laws	17
ERISA	14
ERISA Affiliate	14
Exchange Act	10
Exchange Agent	5
Exchange Fund	5
Executive Equity Awards	4
Fannie Mae	18
FDIC	8
FHLB	8
Freddie Mac	18
GAAP	7
Ginnie Mae	18
Governmental Entity	10
HOLA	8
HSR Act	10
HUD	18
ICBC	1
ICBC 401(k) Plan	31
ICBC Common Stock	3
ICBC Contract	15
ICBC Disclosure Schedule	7
ICBC Employees	30
ICBC ESOP	31
ICBC Insiders	37
ICBC Preferred Stock	8
ICBC Recommendation	27
ICBC Regulatory Agreement	16
ICBC Reports	11
ICBC Stock Plans	9
ICBC Stockholder Approval	10
ICBC Stockholders Meeting	27
Indemnified Parties	34
Independence Bank	8
Insurance Amount	35
Investment Agreement	2
Lehman	12
Liens	9
Loans	19
Material Adverse Effect	7
Merger	1
Merger Consideration	3
Merger Sub	1
Merrill Lynch	12
NDC Plans	31
New York Division	36
Option	4
OTS	10
PHH Mortgage	25
Plan Participant	33
Plans	14
Pool	18
Proxy Statement	26
Requisite Regulatory Approvals	38
Restricted Share	4
Retention Bonus Plan	33
Retention Bonuses	33
RSUs	4
SAIF	8
SEC	10

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Section 16 Information	37
Securities Act	11
Senior Executives	34
Severance Agreements	34
Significant Subsidiary	28
Sovereign	1
Sovereign 401(k) Plan	31
Sovereign Common Stock	5
Sovereign ESOP	31
Sovereign Fee	42
Sovereign Plan	30
Sovereign Regulatory Agreement	22
Subsidiary	8
Superior Proposal	29
Surviving Corporation	1
Tax Return	14
Taxes	13
Termination Fee	41
VA	18
Vacation Policy	34
Voting Debt	9

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AGREEMENT AND PLAN OF MERGER
      This AGREEMENT AND PLAN OF MERGER, dated as of October 24, 2005 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among SOVEREIGN BANCORP, INC., a Pennsylvania corporation (“Sovereign”), ICELAND ACQUISITION CORP., a Delaware corporation and a direct wholly owned subsidiary of Sovereign (“Merger Sub”), and INDEPENDENCE COMMUNITY BANK CORP., a Delaware corporation (“ICBC”).
      WHEREAS, the respective Boards of Directors of each of Sovereign, Merger Sub and ICBC have determined that it is in the best interests of their respective companies and stockholders to consummate the business combination transaction provided for herein in which Merger Sub would merge with and into ICBC (the “Merger”), and such Boards of Directors have approved the Merger (and, in the case of the Board of Directors of ICBC, have declared this Agreement advisable and recommended that it be adopted by ICBC’s stockholders), upon the terms and subject to the conditions set forth in this Agreement; and
      WHEREAS, Sovereign, Merger Sub and ICBC desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.
      NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
The Merger
      1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as hereinafter defined), Merger Sub shall merge with and into ICBC. ICBC shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.
      1.2. Effective Time. Merger Sub and ICBC shall prepare the certificate of merger for the Merger (the “Certificate of Merger”), which shall be filed with the Secretary of State of the State of Delaware on the Closing Date (as hereinafter defined). The term “Effective Time” shall mean the time when the Merger becomes effective, which shall be upon the filing of the Certificate of Merger or at such other time as the parties may agree and as is set forth in the Certificate of Merger.
      1.3. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the DGCL.
      1.4. Closing of the Merger. Subject to the terms and conditions of this Agreement, and assuming satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VIII hereof, other than conditions which by their terms are to be satisfied at Closing (as hereinafter defined), the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern time on July 1, 2006, provided that (i) the Closing shall occur no later than the date of the closing under the Investment Agreement, dated as of October 24, 2005, between Banco Santander Central Hispano, S.A., a Spanish sociedad anónima (“Banco Santander”), and Sovereign (the “Investment Agreement”) and (ii) the parties shall use reasonable best efforts to satisfy all conditions set forth in Article VIII as soon as practicable and if such conditions are satisfied prior to July 1, 2006, the parties shall cooperate in good faith to close on a date prior to July 1, 2006 mutually acceptable to the parties and as soon as reasonably practicable after the date hereof (the date on which the Closing occurs, the “Closing Date”). The Closing shall be held at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York unless another place is agreed upon in writing by the parties. For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking organizations in the City of New York or the City of Philadelphia are required or authorized by law to be closed.

      1.5. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.
      1.6. By-laws. At the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.
      1.7. Board of Directors. The directors of Merger Sub immediately prior to the Effective Time shall continue to be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, until their respective successors are duly elected or appointed (as the case may be) and qualified.
      1.8. Change to Structure of Merger. The parties may at any time change the method of effecting the combination if and to the extent requested by any party and consented to by the other parties (such consent not to be unreasonably withheld); provided, however, that no such change shall: (i) alter or change the amount or kind of the Merger Consideration, (ii) adversely affect the tax treatment of ICBC’s stockholders as a result of receiving the Merger Consideration or the tax treatment of any party pursuant to this Agreement, or (iii) materially impede or delay completion of the transactions contemplated by this Agreement.
      1.9. Adjustment. If at any time between the date of this Agreement and the Effective Time, ICBC shall pay a dividend in, subdivide, combine into a smaller number of shares or issue by reclassification of its shares, the outstanding shares of ICBC Common Stock, the Merger Consideration shall be multiplied by a fraction, the numerator of which shall be the number of shares of ICBC Common Stock outstanding immediately before, and the denominator of which shall be the number of such shares outstanding immediately after, the occurrence of such event, and the resulting product shall from and after the date of such event be the Merger Consideration, subject to further adjustment in accordance with this sentence.
ARTICLE II
Consideration; Exchange Procedures
      2.1. Conversion of ICBC Common Stock. At the Effective Time, by virtue of the Merger:

(a) Each share of common stock, par value $0.01 per share, of ICBC (“ICBC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled as provided in Section 2.1(c) and other than any Dissenting Shares (as hereinafter defined)), shall, by virtue of the Merger, be converted into the right to receive $42 in cash (the “Merger Consideration”).

(b) All shares of ICBC Common Stock (other than shares to be cancelled pursuant to Section 2.1(c) and other than Dissenting Shares) shall cease to be outstanding and shall be cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of ICBC Common Stock (a “Certificate”) shall thereafter cease to have any rights with respect to such shares of ICBC Common Stock, except the right to receive the Merger Consideration upon the surrender of such Certificate and any dividends declared in respect of the ICBC Common Stock with a record date prior to the Effective Time and which remain unpaid at the Effective Time. Following the Effective Time, upon surrender of Certificates in accordance with Article III, the Surviving Corporation shall pay to the holders of Certificates as of the Effective Time any unpaid dividends declared in respect of the ICBC Common Stock with a record date prior to the Effective Time and which remain unpaid at the Effective Time.

(c) Each share of ICBC Common Stock owned directly by Sovereign, any Sovereign Subsidiary (including Merger Sub), ICBC, or any ICBC Subsidiary (other than shares held in trust accounts, managed accounts, custodial or nominee accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(d) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Notwithstanding anything in this Agreement to the contrary, shares of ICBC Common Stock issued and outstanding immediately prior to the Effective Time held by a holder who has the right to demand and has properly demanded payment for and an appraisal of such shares in accordance with Section 262 of the DGCL (or any successor provision) (“Dissenting Shares”) shall not be converted into a right to receive Merger Consideration, but shall have the rights set forth in Section 262 of the DGCL (or any successor provision) unless such holder fails to perfect or otherwise loses such holder’s right to such payment or appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to payment or appraisal, each such share of such holder shall be converted as of the Effective Time into the right to receive Merger Consideration in accordance with this Section 2.1. ICBC shall give prompt notice to Sovereign of any demands received by ICBC for appraisal of shares of ICBC Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by ICBC, and Sovereign shall have the right to participate in all negotiations and proceedings with respect to such demands. ICBC shall not, except with the prior written consent of Sovereign, make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing.

      2.2. Treatment of ICBC Stock Options and Restricted Shares. (a) Except as otherwise provided in Section 2.2(c), as of the Effective Time, each option to purchase ICBC Common Stock (each, an “Option”) that is outstanding and unexercised, whether vested or unvested, shall be cancelled, and, in exchange for the cancellation of such Option, the holder thereof shall be paid by ICBC (and, if requested by ICBC, Sovereign shall provide cash to ICBC for such payment) at the Effective Time in cash, net of withholding, an amount equal to the excess, if any, of (i) the Merger Consideration, over (ii) any exercise price or other amount that would have to be paid in order to receive the ICBC Common Stock that is subject to such Option.
      (b) Except as otherwise provided in Section 2.2(c), each share (each, a “Restricted Share”) of ICBC Common Stock granted subject to vesting or other lapse restrictions pursuant to any ICBC Stock Plan (as hereinafter defined) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and, at the Effective Time, the holder thereof shall be entitled to receive the Merger Consideration with respect to each such Restricted Share in accordance with Section 2.1.
      (c) Prior to the Effective Time, ICBC shall adopt such resolutions as are necessary to (i) give effect to the transactions contemplated by this Section 2.2, and (ii) cause certain Options and restricted stock units on ICBC Common Stock (“RSUs”) granted under the ICBC 2005 Stock Incentive Plan (the “2005 Plan”) prior to the Effective Time to certain ICBC Employees (the “Executive Equity Awards”) to be exempt from any provisions under the 2005 Plan that would cause such awards to become fully vested and/or cancelled in exchange for, with respect to each such Option, the amount described in Section 2.2(a) above and for each RSU, an amount equal to the Merger Consideration, and instead be converted into options to purchase, and restricted stock units on, shares of common stock, without par value, of Sovereign (“Sovereign Common Stock”) on the same terms and conditions as the Executive Equity Awards were granted (the “Converted Awards”), which exchange shall be effected in accordance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the guidance issued thereunder.

ARTICLE III
Exchange of Certificates for Merger Consideration
      3.1. Sovereign to Make Merger Consideration Available. Sovereign shall appoint an agent, who shall be reasonably acceptable to ICBC (the “Exchange Agent”), for the purpose of exchanging Certificates for the Merger Consideration. Prior to the Effective Time, Sovereign shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article III, an amount of cash sufficient to make all payments pursuant to Article II (such cash amount, the “Exchange Fund”). The cash deposited with the Exchange Agent pursuant to this Section 3.1 shall be invested by the Exchange Agent as directed by Sovereign; provided that (a) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of shares of ICBC Common Stock and following any losses Sovereign shall promptly provide additional funds to the Exchange Agent for the benefit of the stockholders of ICBC in the amount of any such losses and (b) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to or at the direction of Sovereign.
      3.2. Exchange of Shares. (a) As soon as reasonably practicable after the Effective Time, and in no event more than five Business Days thereafter, Sovereign shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration therefor. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate (plus any dividend amount payable as described in Section 2.1(b)), and such Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of Certificates on the Merger Consideration payable upon the surrender of the Certificates. Until surrendered as contemplated by this Article III, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.1 (plus any dividend amount payable as described in Section 2.1(b)).
      (b) If the payment of the Merger Consideration is to be made to a person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.
      (c) Any portion of the Exchange Fund that remains unclaimed by the stockholders of ICBC for twelve months after the Effective Time shall be paid, at the request of Sovereign, to Sovereign. Any stockholders of ICBC who have not theretofore complied with this Article III shall thereafter look only to Sovereign for payment of the Merger Consideration deliverable in respect of each share of ICBC Common Stock held by such stockholder at the Effective Time as determined pursuant to this Agreement, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Sovereign, ICBC, the Exchange Agent or any other person shall be liable to any former holder of shares of ICBC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of ICBC Common Stock immediately prior to such time when the amounts would, pursuant to applicable law, otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable law, the property of Sovereign free and clear of any claims or interest of any person previously entitled thereto.

      (d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Sovereign, the posting by such person of a bond in such amount as Sovereign may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.
      (e) Sovereign or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of ICBC Common Stock such amounts as Sovereign or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of any other U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Sovereign or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the ICBC Common Stock in respect of whom such deduction and withholding were made by Sovereign or the Exchange Agent.
ARTICLE IV
Representations and Warranties of ICBC
      4.1. Disclosure Schedule; Disclosure Standard. As of the date hereof, ICBC has delivered to Sovereign a schedule (the “ICBC Disclosure Schedule”) setting forth, among other things, certain items, the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article IV or to one or more covenants contained in Article VI. No representation or warranty of ICBC contained in this Article IV shall be deemed untrue or incorrect, and ICBC shall not be deemed to have breached a representation or warranty, or to have failed to satisfy a related condition, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with that or any other representation or warranty, has had or is reasonably likely to have a Material Adverse Effect (as hereinafter defined).
      As used in this Agreement, the term “Material Adverse Effect” means a material adverse effect on the business, results of operations or financial condition of ICBC and its Subsidiaries (as hereinafter defined) taken as a whole or a material adverse effect on ICBC’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect resulting from or attributable to (i) any change in laws, rules or regulations or published interpretations thereof by courts or governmental authorities or in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements, in any such case applicable to banks, savings banks, mortgage banks, mortgage brokers, savings associations or their holding companies generally, (ii) this Agreement (including the announcement thereof) or the transactions contemplated hereby, any action of Sovereign or its Subsidiaries or any action or omission of ICBC or its Subsidiaries taken or omitted to be taken pursuant to the terms of this Agreement or with the consent or at the direction of Sovereign, (iii) changes in general economic conditions or interest rates or any other events, conditions or trends affecting banks, savings banks, mortgage banks, mortgage brokers, savings associations or their holding companies generally, or (iv) expenses and costs incurred in connection with the transactions contemplated hereby; and provided, further, that a decrease in the trading or market price of the ICBC Common Stock shall not be considered, by itself, to constitute a Material Adverse Effect.

      ICBC hereby represents and warrants to Sovereign that, except as set forth in the ICBC Disclosure Schedule or the ICBC Reports (as hereinafter defined) filed prior to the date hereof:
      4.2. Corporate Organization.
      (a) ICBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. ICBC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. ICBC is duly registered as a savings and loan holding company under the Home Owners’ Loan Act, as amended (“HOLA”), and qualified as a savings and loan holding company of the type described in Section 10(c)(3)(A) of HOLA. The copies of the certificate of incorporation and by-laws of ICBC which have previously been made available to Sovereign are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
      (b) Each Subsidiary of ICBC (i) is duly organized and validly existing as a savings bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. The copies of the organization certificate and by-laws of Independence Community Bank (“Independence Bank”) which have previously been made available to Sovereign are true, complete and correct copies of such documents as in effect as of the date of this Agreement. “Subsidiary” means, with respect to any person, any corporation, partnership, joint venture, limited liability company or any other entity (i) of which such person or a subsidiary of such person is a general partner or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such person and/or one or more subsidiaries thereof.
      (c) Except for its ownership of Independence Bank, ICBC does not own, either directly or through its Subsidiaries, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). There are no ICBC Subsidiaries other than Independence Bank and those identified in the ICBC Disclosure Schedule. Independence Bank is a qualified thrift lender pursuant to Section 10(m) of HOLA and its deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund (the “BIF”) and the Savings Association Insurance Fund (“SAIF”) to the fullest extent permitted by law. Independence Bank is a member in good standing of the Federal Home Loan Bank (“FHLB”) of New York.
      4.3. Capitalization.
      (a) The authorized capital stock of ICBC consists of 250,000,000 shares of ICBC Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share, of ICBC (the “ICBC Preferred Stock”). As of the date hereof, there were 81,875,856 shares of ICBC Common Stock outstanding (including 3,661,366 unallocated shares of ICBC Common Stock held in the ICBC Employee Stock Ownership Program), no shares of ICBC Preferred Stock outstanding and 22,367,964 shares of ICBC Common Stock held in ICBC’s treasury. As of the date of this Agreement, no shares of ICBC Common Stock or ICBC Preferred Stock were reserved for issuance, except for an aggregate of 6,948,405 shares of ICBC Common Stock reserved for issuance (i) upon the exercise of stock options pursuant to the 1993 Broad National Incentive Stock Option Plan, 1993 Broad National Directors Non-Statutory Stock Option Plan, 1996 Broad National Incentive Stock Option Plan, 1996 Broad National Bancorporation Directors Non-Statutory Stock Option Plan, Statewide Financial Corp. 1996 Incentive Stock Option Plan, Staten Island Bancorp, Inc. Amended and Restated 1998 Stock Option Plan, ICBC Community Bank Corp. 1998 Stock Option Plan, ICBC Community Bank Corp. 2002 Stock Incentive Plan and ICBC Community Bank Corp. 2005 Stock Incentive Plan (collectively, the “ICBC Stock Plans”) and (ii) in payment of directors fees pursuant to ICBC’s Directors Fee Plan. All of the issued and outstanding shares of ICBC

Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as set forth above, ICBC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of ICBC Common Stock or ICBC Preferred Stock or any other equity securities of ICBC or any securities representing the right to purchase or otherwise receive any shares of ICBC capital stock (including any rights plan or agreement).
      (b) Except as set forth in Section 4.3(b) of the ICBC Disclosure Schedule, ICBC owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of ICBC’s Subsidiaries, free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither ICBC nor any Subsidiary thereof has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of capital stock or any other equity security of any Subsidiary of ICBC or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.
      (c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which ICBC’s stockholders may vote (“Voting Debt”) have been issued by ICBC and are outstanding.
      (d) Except as set forth on the ICBC Disclosure Schedule and except for the ICBC Subsidiaries, none of: (i) ICBC, (ii) Independence Bank, or (iii) any other ICBC Subsidiary, owns more than 5% of the outstanding equity interests, directly or indirectly, of any other company or controls any other company, except for equity interests held in the investment portfolios of ICBC Subsidiaries, equity interests held by ICBC Subsidiaries in a fiduciary capacity, equity interests held in connection with the commercial loan activities of ICBC Subsidiaries, or other securities and interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted. There are no subscriptions, options, warrants, calls, commitments, agreements or other rights outstanding and held by ICBC or Independence Bank with respect to the acquisition of any material amount of any other company’s capital stock or of the equity of any other person.
      4.4. Authority; No Violation.
      (a) ICBC has full corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the stockholders of ICBC under the DGCL and in accordance with ICBC’s certificate of incorporation and by-laws (the “ICBC Stockholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement have been duly and validly approved by all necessary corporate action and, except for the ICBC Stockholder Approval, no other corporate or stockholder proceedings on the part of ICBC are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ICBC and (assuming due authorization, execution and delivery by Sovereign and Merger Sub) constitutes a valid and binding obligation of ICBC, enforceable against ICBC in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
      (b) Neither the execution and delivery of this Agreement by ICBC nor the consummation by ICBC of the transactions contemplated hereby, nor compliance by ICBC with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or by-laws of ICBC or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.5 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to ICBC or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of ICBC or any of its Subsidiaries under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation (including any ICBC Contract) to which ICBC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
      4.5. Consents and Approvals. Except for (i) the approval of the Merger by the Office of Thrift Supervision (“OTS”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement (as hereinafter defined), other filings or approvals as may be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or applicable state securities laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) the ICBC Stockholder Approval, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (vi) the consents and approvals set forth in Section 4.5 of the ICBC Disclosure Schedule, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) or with any other third party are necessary in connection with (A) the execution and delivery by ICBC of this Agreement and (B) the consummation by ICBC of the Merger and the other transactions contemplated hereby. As of the date of this Agreement, ICBC does not know of any reason why any Requisite Regulatory Approval (as hereinafter defined) should not be obtained on a timely basis, or will be received with conditions, limitations or restrictions that would reasonably be expected to adversely impact ICBC’s ability to complete the transactions contemplated by this Agreement.
      4.6. SEC Documents; Other Reports. (a) ICBC has filed all required reports, schedules, registration statements and other documents with the SEC since December 31, 2002 (the “ICBC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the ICBC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such ICBC Reports, and none of the ICBC Reports when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the ICBC Reports. None of ICBC’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
      (b) ICBC and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of ICBC and its Subsidiaries, no Governmental Entity has initiated any proceeding or, to the knowledge of ICBC, threatened an investigation into the business or operations of ICBC or any of its Subsidiaries since December 31, 2002. There is no unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, ICBC or any of its Subsidiaries.
      4.7. Financial Statements; Undisclosed Liabilities; Internal Controls. (a) The financial statements of ICBC (including any related notes thereto) included in the ICBC Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of ICBC and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.
      (b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of ICBC included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, as filed with the SEC, or (ii) liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice, neither ICBC nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), other than pursuant to or as contemplated by this Agreement.
      (c) ICBC has designed disclosure controls and procedures to ensure that material information relating to ICBC, including its Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of ICBC by others within those entities.
      (d) ICBC has disclosed, based on its most recent evaluation prior to the date hereof, to ICBC ’s auditors and the audit committee of ICBC’s Board of Directors and in Section 4.7(d) of the ICBC Disclosure Schedule (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect ICBC’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ICBC’s internal controls over financial reporting.
      (e) The records, systems, controls, data and information of ICBC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of ICBC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the ICBC Reports filed with the SEC prior to the date hereof, ICBC and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, and as of the date hereof, ICBC has not identified any material weaknesses in the design or operation of internal controls over financial reporting.
      4.8. Broker’s Fees. Except for Merrill Lynch & Co., Inc. (“Merrill Lynch”) and Lehman Brothers Inc. (“Lehman”), neither ICBC nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement. The engagement letters with Merrill Lynch and Lehman relating to their respective engagements as ICBC’s financial advisors in connection with the transactions contemplated by this Agreement have been made available to Sovereign.
      4.9. Absence of Certain Changes or Events. (i) Since June 30, 2005, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) from June 30, 2005 to the date hereof, neither ICBC nor any of its Subsidiaries have taken any action that would have been prohibited by Section 6.2 if taken after the date of this Agreement.
      4.10. Legal Proceedings. As of the date hereof, neither ICBC nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of ICBC’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against ICBC or any of its Subsidiaries. None of ICBC, or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

      4.11. Taxes. Except as set forth in Section 4.11 of the ICBC Disclosure Schedule:

(a) Each of ICBC and its Subsidiaries has (i) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or made adequate provision in the financial statements of ICBC (in accordance with GAAP) for all Taxes (as hereinafter defined), whether or not shown as due on such Tax Returns; (y) no material deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of ICBC or any of its Subsidiaries; and (z) there are no material Liens for Taxes upon the assets of either ICBC or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.

(b) Neither ICBC nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group (other than a group the common parent of which is ICBC) filing a consolidated tax return or (B) has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(c) None of ICBC or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(d) No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to ICBC or any of its Subsidiaries.

(e) None of ICBC or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f) All Taxes required to be withheld, collected or deposited by or with respect to ICBC and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(g) Neither ICBC nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(h) Neither ICBC nor any ICBC Subsidiary filed a consent prior to January 1, 2004 to the application of Section 341(f) of the Code.

(i) For purposes of this Agreement, “Taxes” shall mean all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.

(j) For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.
      4.12. Employees; Employee Benefit Plans.
      (a) Section 4.12(a) of the ICBC Disclosure Schedule contains a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of ERISA Section 3(37)), stock purchase, stock option, restricted stock, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor) under which any current or former employee, director or independent contractor of ICBC or any of its Subsidiaries has any present or future right to benefits and under which ICBC or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements, whether or not material, shall be collectively referred to as the “Plans”.
      (b) With respect to each Plan, ICBC has made available to Sovereign a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description; and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.
      (c) (i) Each Plan has been established and administered in all material respects in accordance with its terms, and in all material respects in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Plan which is intended to be qualified within the meaning of Code Section 401(a) has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject ICBC or any of its Subsidiaries, solely by reason of their affiliation with any “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)), to any tax, fine, lien, penalty or other liability imposed by ERISA or the Code; and (iv) except as set forth in Section 4.12(c) of the ICBC Disclosure Schedule, no Plan provides retiree welfare benefits and neither ICBC nor any of its Subsidiaries have any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code.
      (d) None of the Plans is a multiemployer plan (within the meaning of ERISA section 3(37)) and none of ICBC, its Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.
      (e) With respect to any Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of ICBC or any of its Subsidiaries, threatened and, (ii) no facts or circumstances exist to the knowledge of ICBC or any of its Subsidiaries that could reasonably be expected to give rise to any such actions, suits or claims.
      (f) Except as set forth in Section 4.12(f) of the ICBC Disclosure Schedule, no Plan exists that could reasonably be expected to result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.
      4.13. Compliance With Applicable Law. ICBC and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under all, and are not in violation of any, and have conducted their respective businesses in compliance with, applicable law, statute, order, rule or regulation of any Governmental Entity relating to ICBC or any of its Subsidiaries.
      4.14. Certain Contracts. (a) Except as set forth in Section 4.14(a) of the ICBC Disclosure Schedule, as of the date of this Agreement, neither ICBC nor any of its Subsidiaries is a party to or is bound by any contract, written arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement and which has not been filed with the SEC as so required, (ii) which is between ICBC or any of its Subsidiaries, on the one hand, and any entity (other than any of ICBC’s Subsidiaries) in which ICBC holds an equity investment that is accounted for using the equity method of accounting, on the other hand, or (iii) which limits the freedom of ICBC or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business or requires ICBC or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in Section 4.14(a) of the ICBC Disclosure Schedule, is referred to herein as an “ICBC Contract”.
      (b) (i) Each ICBC Contract is valid and binding on ICBC or its applicable Subsidiary and in full force and effect, except to the extent such ICBC Contract or any portion thereof has expired in accordance with its terms, (ii) ICBC and each of its Subsidiaries has performed all obligations required to be performed by it to date under each ICBC Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of ICBC or any of its Subsidiaries or, to the knowledge of ICBC, any other party thereto, under any such ICBC Contract.
      4.15. Regulatory Matters. Except as set forth in Section 4.15 of the ICBC Disclosure Schedule, neither ICBC nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 4.15 of the ICBC Disclosure Schedule, an ”ICBC Regulatory Agreement”), any Governmental Entity that currently restricts or by its terms will in the future restrict the conduct of its business or relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management or its business, nor has ICBC or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting ICBC or any ICBC Subsidiary to enter into or become bound by any ICBC Regulatory Agreement. ICBC and Independence Bank meet or exceed all applicable regulatory capital requirements, and Independence Bank is “well capitalized” under such regulatory requirements.
      4.16. ICBC Information. The information contained in the Proxy Statement (other than any information relating to Sovereign and its Subsidiaries provided by Sovereign for inclusion in the Proxy Statement) and the information relating to ICBC and its Subsidiaries to be provided by ICBC for inclusion in any filing pursuant to Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof as relate only to Sovereign or any of its Subsidiaries) will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.
      4.17. Title to Property.
      (a) Real Property. ICBC and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially interfere with the present or proposed use of such properties. All real property and fixtures material to the business, operations or financial condition of ICBC and its Subsidiaries are in good condition and repair.
      (b) Personal Property. ICBC and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens.
      (c) Leased Property. All leases of real property and all other leases material to ICBC and its Subsidiaries under which ICBC or a Subsidiary, as lessee, leases such real or other personal property are in full force and effect in accordance with their respective terms, and there is not under such lease any existing default by ICBC or such Subsidiary or, to the knowledge of ICBC, any other party thereto, or any event which with notice or lapse of time would constitute such a default.
      (d) Insurance. ICBC and its Subsidiaries currently maintain insurance considered by ICBC to be reasonably prudent for their respective operations. As of the date hereof, neither ICBC nor any of its Subsidiaries has received notice from any insurance carrier that: (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. All such insurance, to ICBC’s knowledge, is in full force and effect, and within the last three years ICBC and each of its Subsidiaries has received each type of material insurance coverage for which they have applied.
      4.18. Environmental Liability. Except as set forth in Section 4.18 of the ICBC Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on ICBC or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal environmental statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the “Environmental Laws”), pending or, to the knowledge of ICBC, threatened against ICBC or any of its Subsidiaries. To the knowledge of ICBC, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation. To the knowledge of ICBC, during the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property. ICBC has previously made available to Sovereign copies of any and all environmental reports, studies, assessments and information in its possession and prepared by or at the request of ICBC since December 31, 2003 regarding underground storage tanks or relating to the environmental condition of any property owned or operated by ICBC or any ICBC Subsidiary. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 4.18 are the only representations and warranties of ICBC in this Agreement with respect to Environmental Laws or materials regulated under Environmental Laws.
      4.19. Opinion of Financial Advisor. ICBC has received the opinion of each of Merrill Lynch and Lehman, dated as of the date of this Agreement, to the effect that, as of such date, the consideration to be paid to the stockholders of ICBC in the Merger is fair from a financial point of view to such holders of ICBC Common Stock.
      4.20. Intellectual Property. ICBC and each of its Subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all proprietary rights, including all trademarks, trade names, service marks and copyrights, necessary for the conduct of their existing businesses. Neither ICBC nor any of its Subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any trademarks, service marks or trade names which it claims to own. Neither ICBC nor any of its Subsidiaries has received any communications alleging that any of them has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.
      4.21. Labor Matters. Neither ICBC nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is ICBC or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel ICBC or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to ICBC’s knowledge, threatened, nor is ICBC aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
      4.22. Loan Matters. (a) Each outstanding Loan (including Loans held for resale to investors) has been solicited and originated and is administered and serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant loan documents, ICBC’s underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules.
      (b) Except as set forth in Section 4.22(b) of the ICBC Disclosure Schedule, none of the agreements pursuant to which ICBC or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
      (c) Each of ICBC and its Subsidiaries, as applicable, is approved by and is in good standing: (i) as a supervised mortgagee by the Department of Housing and Urban Development (“HUD”) to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association (“Ginnie Mae”); (iii) by the Department of Veteran’s Affairs (“VA”) to originate and service VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) to originate and service conventional residential mortgage Loans.
      (d) None of ICBC or any of its Subsidiaries is now nor has it ever been subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, HUD, Ginnie Mae, the VA, Fannie Mae, Freddie Mac or other investor, or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. ICBC has not received any notice, nor does it have any reason to believe, that Fannie Mae or Freddie Mac propose to limit or terminate the underwriting authority of ICBC and its Subsidiaries or to increase the guarantee fees payable to such investor.
      (e) Each of ICBC and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all HUD, Ginnie Mae, Fannie Mae, Freddie Mac, other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.
      (f) To the knowledge of ICBC, each Loan included in a pool of Loans originated, acquired or serviced by ICBC or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.
      4.23. Related Party Transactions. ICBC has filed with the ICBC Reports all agreements with affiliates of ICBC that are required to be so filed by the Securities Act and the rules and regulations of the SEC promulgated thereunder, or the Exchange Act and the rules and regulations of the SEC promulgated thereunder, as applicable. As of the date hereof, no extensions of credit (including commitments to extend credit) (“Loans”) to any affiliate of ICBC are presently in default or, during the three year period prior to the date of this Agreement, have been in default or have been restructured, modified or extended. As of the date hereof, neither ICBC nor Independence Bank has been notified that principal and interest with respect to any such Loan will not be paid when due or that the Loan grade classification accorded such Loan by Independence Bank is considered incorrect by any applicable Governmental Entity.
      4.24. Takeover Laws. ICBC has taken all action required to be taken by it in order to exempt this Agreement, and the transactions contemplated hereby, from Section 203 of the DGCL.
      4.25. Interest Rate Risk Management Instruments. (i) All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of ICBC or any of its Subsidiaries or for the account of a customer of ICBC or any of its

Subsidiaries (each, a “Derivatives Contract”), were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of ICBC or one of its Subsidiaries and, to the knowledge of ICBC, each of the counterparties thereto, and are enforceable in accordance with their terms, and are in full force and effect, (ii) ICBC or its Subsidiaries and, to the knowledge of ICBC, the counterparties thereto, have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and (iii) to ICBC’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
      4.26. Community Reinvestment Act. ICBC received a rating of at least “Satisfactory” in connection with its last Community Reinvestment Act examination, and is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act.
      4.27. Credit Card Accounts. Except as set forth in Section 4.27 of the ICBC Disclosure Schedule, neither ICBC nor any ICBC Subsidiary originates, maintains or administers credit card accounts.
      4.28. Merchant Processing. Except as set forth in Section 4.28 of the ICBC Disclosure Schedule, neither ICBC nor any ICBC Subsidiary provides merchant credit card processing services to any merchants.
ARTICLE V
Representations and Warranties of Sovereign
      5.1. Disclosure Standard. No representation or warranty of Sovereign contained in this Article V shall be deemed untrue or incorrect, and Sovereign shall not be deemed to have breached a representation or warranty, or to have failed to satisfy a related condition, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with that or any other representation or warranty, has had or is reasonably likely to have a material adverse effect on Sovereign’s ability to consummate the transactions contemplated by this Agreement on a timely basis.
      Sovereign hereby represents and warrants to ICBC that, except as set forth in the Sovereign Reports filed prior to the date hereof:
      5.2. Corporate Organization. (a) Each of Sovereign and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania (in the case of Sovereign) or Delaware (in the case of Merger Sub). Each of Sovereign and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Sovereign is duly registered as a savings and loan holding company under HOLA. The copies of the certificate of incorporation and by-laws of each of Sovereign and Merger Sub which have previously been made available to ICBC are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
      (b) Each Subsidiary of Sovereign other than Merger Sub (i) is duly organized and validly existing as a savings bank, corporation, partnership or limited liability company under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.
      (c) Except for its ownership of Sovereign Bank, Sovereign does not own, either directly or through its Subsidiaries, any stock or equity interest in any depository institution (as defined in 12 U.S.C.

Section 1813(c)(1)). Sovereign Bank is a federal savings bank, duly organized and validly existing under the laws of the United States of America. Sovereign Bank is a qualified thrift lender pursuant to Section 10(m) of HOLA and its deposits are insured by the FDIC through the SAIF to the fullest extent permitted by law. Sovereign Bank is a member in good standing of the FHLB of Pittsburgh.
      (d) Sovereign owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other encumbrances of any nature whatsoever.
      5.3. Authority; No Violation.
      (a) Each of Sovereign and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement have been duly and validly approved by all necessary action of the Boards of Directors of each of Sovereign and Merger Sub, and prior to the Effective Time will be duly and validly authorized by all necessary action by Sovereign as the sole stockholder of Merger Sub, and no other corporate or stockholder proceedings on the part of Sovereign or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Sovereign and Merger Sub and (assuming due authorization, execution and delivery by ICBC) constitutes a valid and binding obligation of each of Sovereign and Merger Sub, enforceable against each such corporation in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
      (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor compliance with any of the terms or provisions hereof, in each case by each of Sovereign and Merger Sub will (i) violate any provision of the certificate of incorporation or by-laws of Sovereign or Merger Sub or any of the similar governing documents of any of Sovereign’s other Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Sovereign, Merger Sub or any of Sovereign’s other Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Sovereign, Merger Sub or any of Sovereign’s other Subsidiaries under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sovereign, Merger Sub or any of Sovereign’s other Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
      (c) No vote or consent of the holders of any class or series of capital stock of Sovereign is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Sovereign as the sole stockholder of Merger Sub (which consent or approval will be obtained prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.
      5.4. Consents and Approvals. Except for (i) the approval of the Merger by the OTS, (ii) the making of any filings or the receipt of any approvals under applicable state securities laws, (iii) the filing by Merger Sub of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) any notices or filings under the HSR Act, no consents or approvals of, or filings or registrations with, any Governmental Entity or with any other third party are necessary in connection with (A) the execution and delivery by each of Sovereign and Merger Sub of this Agreement and (B) the consummation by Merger Sub of the Merger and the consummation by each of Sovereign and Merger Sub of the other transactions contemplated hereby. As of the date of this Agreement, Sovereign does not know of any reason why any Requisite Regulatory Approval should not be obtained on a timely basis.

      5.5. Broker’s Fees. Except for Citigroup Global Markets Inc. (“Citigroup”), J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., none of Sovereign, Merger Sub nor any other Subsidiary of Sovereign, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
      5.6. Legal Proceedings. As of the date hereof, neither Sovereign nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Sovereign’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Sovereign or any of its Subsidiaries.
      5.7. Agreements With Regulatory Agencies. Neither Sovereign nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, a “Sovereign Regulatory Agreement”), any Governmental Entity, nor has Sovereign or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting Sovereign or any of its Subsidiaries to enter into or become bound by any such Sovereign Regulatory Agreement.
      5.8. Sovereign Information. The information relating to Sovereign and its Subsidiaries to be provided by Sovereign to be contained in the Proxy Statement, any filing pursuant to Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
      5.9. Financing. Sovereign and Merger Sub will have available to them at the Effective Time immediately available funds necessary to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses.
      5.10. Opinion of Financial Advisor. Citigroup has provided Sovereign with its opinion to the effect that, as of the date of approval of this Agreement by the board of directors of Sovereign, and based upon and subject to the matters set forth therein, the consideration (defined in the Citigroup opinion to include (a) the shares of Sovereign Common Stock issued or sold to Banco Santander pursuant to the Investment Agreement, plus (b) the amount of cash consideration paid to ICBC stockholders as Merger Consideration pursuant to this Agreement to the extent such amount exceeds the cash consideration received from Banco Santander in connection with the purchase of Sovereign Common Stock by Banco Santander pursuant to the Investment Agreement), is fair to Sovereign from a financial point of view.
      5.11. Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.
      5.12. Ownership of Shares. As of the date of this Agreement, none of Sovereign, Merger Sub or their respective affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of ICBC and none of Sovereign, Merger Sub or their respective affiliates holds any rights to acquire any such shares except pursuant to this Agreement.
      5.13. Investment Agreement. On or prior to the date of this Agreement, Sovereign has delivered to ICBC a true and complete copy of the Investment Agreement. The Investment Agreement, in the form so delivered, is valid and binding on Sovereign and, to the knowledge of Sovereign, Banco Santander, and is in full force and effect. As of the date hereof, each of the representations and warranties of Sovereign and, to the knowledge of Sovereign, Banco Santander in the Investment Agreement are true and correct in all material respects. No event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default of any provision of the Investment Agreement by Sovereign or, to the knowledge of Sovereign, Banco Santander.

ARTICLE VI
Covenants Relating to Conduct of Business
      6.1. Conduct of Business of ICBC Prior to the Effective Time. Except as otherwise contemplated or permitted by this Agreement, as required by law or regulation or at the direction of a Governmental Entity of competent jurisdiction or with the prior written consent of Sovereign, during the period from the date of this Agreement to the Effective Time, ICBC shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to (A) maintain and preserve intact its business organization, and its material rights, authorizations, franchises and other authorizations issued by Governmental Entities and (B) preserve its advantageous business relationships with customers, vendors and others doing business with it, and (iii) conduct its lending activities in the ordinary course of business in accordance with its current lending policies and practices.
      6.2. ICBC Forbearances. Except as otherwise contemplated or permitted by this Agreement, as set forth in Section 6.2 of the ICBC Disclosure Schedule or as required by applicable law or regulation or at the direction of a Governmental Entity of competent jurisdiction, during the period from the date of this Agreement to the Effective Time, ICBC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Sovereign, which consent shall not be unreasonably withheld or delayed:

(a) (i) adjust, split, combine or reclassify any capital stock; (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or stock appreciation rights or grant any person any right to acquire any shares of its capital stock, other than (A) regular quarterly cash dividends on ICBC Common Stock consistent with past practice in an amount not to exceed $0.27 per share, and (B) dividends paid by any of the Subsidiaries of ICBC so long as such dividends are only paid to ICBC or any of its other wholly owned Subsidiaries; or (iii) issue or commit to issue any additional shares of capital stock, Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock or Voting Debt, other than (A) the issuance of shares of ICBC Common Stock issuable in accordance with the terms of Options or any ICBC Stock Plan or (B) the grant of equity awards based on ICBC Common Stock (and issuances of shares of ICBC Common Stock pursuant thereto) in the ordinary course of business at an aggregate level of such awards that is consistent with past practice (including any such grants or issuances made to attract or retain (or promote) employees) but which level shall in no event exceed 500,000 shares of ICBC Common Stock.

(b) enter into any new material line of business;

(c) sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its material assets or properties to any individual, corporation or other entity (other than a direct wholly owned Subsidiary), except (i) in the ordinary course of business consistent with past practice, or (ii) as expressly required by the terms of any contracts or agreements in force at the date of this Agreement;

(d) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof that would be material, individually or in the aggregate, to ICBC, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices; provided that ICBC will consult with Sovereign with respect to any proposed acquisition permitted pursuant to this clause (d);

(e) (i) increase the compensation or fringe benefits of any present or former director, officer or employee of ICBC or its Subsidiaries, except in the ordinary course of business or as may be required pursuant to the terms of any Plan or agreement; (ii) establish, adopt, enter into, amend or terminate any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement; or (iii) grant any severance or termination pay (other than pursuant to Plans or agreements of ICBC or ICBC Subsidiaries in effect on the date hereof and listed on the ICBC Disclosure Schedule);

(f) other than expenditures budgeted in ICBC’s capital expenditure budget and other than any unplanned capital expenditures as reasonably determined by ICBC for casualty loss and repair and replacement of damaged property, plant and equipment, make any capital expenditures in excess of $5,000,000 in the aggregate;

(g) make application for the opening or relocation of any, or open or relocate any, branch office;

(h) except in the ordinary course of business consistent with past practices, (A) incur any indebtedness for borrowed money, or (B) guarantee or agree to guarantee, or endorse or assume responsibility for, the obligations of any person other than any wholly owned Subsidiary of ICBC (other than the endorsement of checks and other negotiable instruments in the normal process of collection);

(i) amend its certificate of incorporation, by-laws or similar governing documents;

(j) make any changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under GAAP as concurred in by ICBC’s independent public accountants;

(k) materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported;

(l) waive or release any rights of material value, or materially modify or amend any ICBC Contract, in each case other than in the ordinary course of business consistent with past practice;

(m) enter into any Derivative Contract or similar commitment, agreement or arrangement, other than Derivative Contracts entered into with Fannie Mae and PHH Mortgage Corporation, a New Jersey corporation (“PHH Mortgage”) in the ordinary course of business;

(n) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Sections 8.1 or 8.2 not being satisfied (or in the satisfaction thereof being materially delayed) or in a Requisite Regulatory Approval not being obtained (or being materially delayed); or

(o) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.2.

      6.3. Sovereign Forebearances. Except as required by law or regulation or at the direction of a Governmental Entity of competent jurisdiction, during the period from the date of this Agreement to the Effective Time, Sovereign shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of ICBC, which consent shall not be unreasonably withheld or delayed, (i) enter into or consummate any agreements or transactions for an acquisition (via stock purchase, merger, consolidation, purchase of assets or otherwise) or joint venture or other transaction or agreement if, in any such cases, such agreement or transaction would, individually or in the aggregate, reasonably be expected to impair the ability of Sovereign or Merger Sub to perform their obligations hereunder on a timely basis or prevent, impede, interfere with, hinder or delay the timely consummation of the transactions contemplated hereby; (ii) take any action that is intended or may reasonably be expected to result in (x) any of the conditions to the Merger set forth in Sections 8.1 and 8.3 not being satisfied (or the satisfaction thereof being materially delayed) or (y) a Requisite Regulatory Approval not being obtained (or being materially delayed), it being understood, however, that any action by Sovereign pursuant to or relating to the Investment Agreement shall be governed by Section 7.9 in lieu of this clause (ii); or (iii) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.3.

ARTICLE VII
Additional Agreements
      7.1. Regulatory Matters. (a) ICBC shall, as soon as reasonably practicable following the date of this Agreement, prepare and file with the SEC a proxy statement relating to the matters to be submitted to the ICBC stockholders at the ICBC Stockholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”).
      (b) Subject to the other provisions of this Agreement, the parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. ICBC and Sovereign shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to ICBC and Sovereign, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties or Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby.
      (c) Sovereign and ICBC shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Sovereign, ICBC or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, and each of Sovereign and ICBC will promptly correct any such information in the event it becomes materially false or misleading.
      (d) ICBC and Sovereign shall promptly furnish each other with copies of all written communications received by ICBC and Sovereign, as the case may be, or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.
      7.2. Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, ICBC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Sovereign access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of ICBC and its Subsidiaries, and, during such period, ICBC shall, and shall cause its Subsidiaries to, make available to Sovereign all other information concerning its business, properties and personnel as Sovereign may reasonably request. In addition, during the period prior to the Effective Time, ICBC shall permit employees of Sovereign reasonable access to and participation in material discussions relating to problem Loans, Loan restructurings, Loan workouts and Derivative Contracts (other than any Derivative Contracts entered into in the ordinary course of business with Fannie Mae and PHH Mortgage), and other material asset/liability activities of ICBC and Independence Bank; provided that neither Sovereign nor any Sovereign employee shall have any decision-making authority with respect to such matters. Neither ICBC nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule or regulation applicable to the institution in possession or control of such information. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
      (b) Sovereign shall hold all information furnished by ICBC or any of its Subsidiaries or representatives pursuant to Section 7.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated September 30, 2005, between Sovereign and ICBC (the “Confidentiality Agreement”).
      (c) No investigation by Sovereign or its Representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of ICBC set forth herein.
      7.3. Stockholder Approval. ICBC shall call a meeting of its stockholders as promptly as reasonably practicable following the date of this Agreement (the “ICBC Stockholders Meeting”) for the purpose of obtaining the ICBC Stockholder Approval and, except as provided hereby, shall take all lawful action to solicit the adoption of this Agreement by such stockholders. The Board of Directors of ICBC shall recommend adoption of this Agreement and the transactions contemplated hereby by the stockholders of ICBC (the “ICBC Recommendation”); provided, however, that the Board of Directors of ICBC may (x) withdraw, modify, qualify in any manner adverse to Sovereign, condition or refuse to make such recommendation (collectively, a “Change in ICBC Recommendation”) or (y) take any other action or make any other public statement in connection with the ICBC Stockholders Meeting inconsistent with such recommendation if the Board of Directors of ICBC determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would or could reasonably be expected to breach its fiduciary obligations under applicable law. Notwithstanding anything to the contrary herein, ICBC shall not be required to hold the ICBC Stockholders Meeting if this Agreement is terminated prior thereto.
      7.4. Acquisition Proposals. (a) ICBC agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall not authorize its or its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries (as hereinafter defined), other than any such transaction permitted by Section 6.2, or any sale of 15% or more of the consolidated assets (including stock of its Subsidiaries) of ICBC and its Subsidiaries, taken as a whole, or any issuance or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of its total voting power (or of the surviving parent entity in such transaction) or any of its Significant Subsidiaries (any such proposal or offer (other than a proposal or offer made by Sovereign) being hereinafter referred as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt by any person to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or publicly propose or agree to do any of the foregoing. Notwithstanding the foregoing provisions of this Section 7.4(a), in the event that, prior to the date of the ICBC Stockholders Meeting, ICBC receives an unsolicited bona fide Acquisition Proposal, ICBC may, and may permit its Subsidiaries and its and their representatives to, prior to the ICBC Stockholders Meeting, (x) furnish or cause to be furnished confidential information or data, (y) participate in such negotiations or discussions and (z) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal if ICBC’s Board of Directors concludes in good faith after consultation with its legal counsel and financial advisors that, in the case of any action described in clauses (x) or (y) above, such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as hereinafter defined) and, in the case of any action described in clause (z) above, such Acquisition Proposal constitutes a Superior Proposal; provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, ICBC shall have entered into a confidentiality agreement with such third party on terms no less favorable to ICBC than the Confidentiality Agreement (provided that ICBC may enter into a confidentiality agreement without a standstill provision, or with standstill or other provisions less favorable to ICBC, if it waives or similarly modifies the corresponding provisions in the Confidentiality Agreement). The term “Significant Subsidiary” shall have the meaning ascribed thereto in Rule 1-02 of Regulation S-X.
      (b) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the adoption of this Agreement by ICBC’s stockholders in accordance with this Agreement, ICBC’s Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to an Acquisition Proposal that was not solicited in material violation of Section 7.4(a), that such proposal is a Superior Proposal, ICBC or its Board of Directors may terminate this Agreement; provided, however, that ICBC shall not terminate this Agreement pursuant to this sentence, and any purported termination pursuant to this sentence shall be void and of no force or effect, unless ICBC prior to or concurrently with such termination pursuant to this Section 7.4(b) pays to Sovereign the fee payable pursuant to Section 9.2(b); and provided, further, however, that ICBC shall not exercise its right to terminate this Agreement pursuant to this Section 7.4(b) until after 72 hours following the provision of written notice to Sovereign advising Sovereign that ICBC’s Board of Directors intends to cause ICBC to accept such Superior Proposal, specifying the material terms and conditions of the Superior Proposal (it being understood that neither the delivery of such notice nor any subsequent public announcement thereof shall entitle Sovereign to terminate this Agreement pursuant to Section 9.1(f)) and that ICBC shall, during such 72-hour period, negotiate in good faith with Sovereign (to the extent requested by Sovereign) to make such adjustments to the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal.
      (c) For purposes of this Agreement, “Superior Proposal” with respect to ICBC means a bona fide written Acquisition Proposal which the Board of Directors of ICBC concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions, the conditions to consummation and the likelihood of consummation), is more favorable to the stockholders of ICBC from a financial point of view than the transactions contemplated by this Agreement.
      (d) ICBC will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Sovereign with respect to any Acquisition Proposal. ICBC will promptly (within one Business Day) following the receipt of any Acquisition Proposal, or of any inquiry which could reasonably be expected to lead to an Acquisition Proposal, advise Sovereign of the material terms thereof and will keep Sovereign reasonably apprised of any material developments related thereto.
      (e) Nothing contained in this Agreement shall prevent ICBC or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to an Acquisition Proposal. Without limiting the foregoing, a communication by ICBC’s board of directors pursuant to Rule 14d-9(e)(3) and any similar communication shall not be deemed to constitute a Change in ICBC Recommendation.
      7.5. Legal Conditions to Merger. (a) Subject to the terms and conditions of this Agreement, each of Sovereign and ICBC shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by ICBC or Sovereign or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.
      (b) Subject to the terms and conditions of this Agreement, each of Sovereign and ICBC agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.
      7.6. Employee Benefits and Retention Bonuses
      (a) Employee Benefits, Generally; Continuation of Compensation.

(i) Subject to the other provisions of this Section 7.6 set forth below, and without limiting any additional rights that any employees of ICBC and its Subsidiaries as of immediately prior to the Effective Time (the “ICBC Employees”) may have under any Plan, on and after the Effective Time, the employee pension and welfare benefit plans of Sovereign and ICBC (as well as any other plan of ICBC providing for benefits not subject to ERISA) may, at Sovereign’s election and subject to the requirements of the Code, continue to be maintained separately, consolidated, frozen or terminated.

(ii) Notwithstanding the foregoing or any other provision in this Agreement, Sovereign shall, or shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending at the time in calendar year 2007 that annual compensation reviews are completed and base and incentive compensation levels are established for all ICBC Employees in respect of such calendar year (which review process and compensation levels established will be the same as the process and compensation levels as provided to similarly situated employees of Sovereign and Sovereign Bank), to continue to provide rates of annual base salary or wages, as applicable, to the ICBC Employees that are the same as those provided to the ICBC Employees immediately prior to the Effective Time.
      (b) Service Credit; Waiver of Waiting Periods, Pre-Existing Conditions; Deductibles and Co-Payments. With respect to each employee benefit plan maintained by Sovereign or a Subsidiary thereof in which any ICBC Employee becomes eligible to participate any time on or after the Effective Time (a “Sovereign Plan”), other than the Sovereign ESOP (as such term is defined below), for purposes of determining eligibility to participate, vesting, entitlement to benefits (other than for purposes of benefit accrual under any defined benefit pension plan) and vacation entitlement, service with ICBC or any of its Subsidiaries (or any predecessor of ICBC or any of its Subsidiaries) shall be treated as service with Sovereign; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any Sovereign Plan. Each Sovereign Plan shall waive pre-existing condition limitations to the same extent waived under the applicable ICBC Plan. ICBC Employees shall be given full credit for amounts paid under a corresponding ICBC or any Subsidiary benefit plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Sovereign Plan during the applicable plan year in which the Closing Date occurs.
      (c) In addition to the foregoing, actions shall be taken by the relevant parties hereto to provide for the following:

(i) Sovereign Employee Stock Ownership Plan Provisions of the Sovereign Retirement Plan (“Sovereign ESOP”). All ICBC Employees shall become entitled to participate in the Sovereign

ESOP in accordance with its terms by treating them as newly employed individuals without any prior service credit under such plan. ICBC Employees will not receive credit for service with ICBC or a Subsidiary of ICBC for purposes of eligibility to participate or for vesting purposes under the Sovereign ESOP.

(ii) Sovereign 401(k) Provisions of the Sovereign Retirement Plan (“Sovereign 401(k) Plan”). Each ICBC Employee shall commence participation in the Sovereign 401(k) Plan in accordance with its terms, as soon as administratively feasible following the Effective Time, upon completion by such ICBC Employee of six (6) months of service with any combination of ICBC or a Subsidiary of ICBC (or any predecessor of ICBC or any of its Subsidiaries), Sovereign, or a Subsidiary of Sovereign (whether or not such service commenced before the Effective Time).

(iii) ICBC 401(k) Savings Plan (“ICBC 401(k) Plan”). After the Effective Time, Sovereign shall amend the ICBC 401(k) Plan to freeze participation and contributions under such plan. After the Effective Time, Sovereign will continue to maintain the individual participant accounts under ICBC’s 401(k) Plan. Thereafter, Sovereign shall have the right, but not the obligation, to combine the ICBC 401(k) Plan and the Sovereign 401(k) Plan on such terms as it deems appropriate and in accordance with applicable law.

(iv) ICBC Employee Stock Ownership Plan (“ICBC ESOP”). As of the Effective Time, the ICBC ESOP shall terminate pursuant to its terms. As soon as practicable following the Effective Time, Sovereign shall cause the Surviving Corporation to file all necessary documents with the Internal Revenue Service for a favorable determination letter in respect of such termination of the ICBC ESOP. As soon as practicable after the receipt of a favorable determination letter for termination from Internal Revenue Service, the account balances in the ICBC ESOP, including any surplus in the suspense account after full payment of the ESOP loan and all ICBC ESOP administrative expenses, shall be distributed to participants and beneficiaries in accordance with applicable law and the terms of the ICBC ESOP.

(v) ICBC Nonqualified Deferred Compensation Plans. Effective as of the Effective Time, ICBC will freeze future participation and benefit accruals under those certain nonqualified deferred compensation Plans set forth on Section 7.6(c)(v) of the ICBC Disclosure Schedule (the “NDC Plans”). The freezing of participation and benefit accruals under such NDC Plans shall be effected in such a manner that no person receives redundant benefits, loses existing benefits, or results in an acceleration of payment of benefits unless a participant’s prior election form so provides. The parties hereto agree that the intent of the preceding sentence is that affected ICBC Employees generally shall be entitled only to the benefits accrued under such NDC Plans as of the Effective Time.

(vi) Welfare Benefit Plans. (I) For the period commencing at the Effective Time and ending at the close of business on December 31, 2006, Sovereign shall, or shall cause the Surviving Corporation to, continue to provide welfare benefits to the ICBC Employees pursuant to the applicable Plans that are the same as those provided to such ICBC Employees immediately prior to the Effective Time and (II) effective as of January 1, 2007, the ICBC Employees shall be enrolled (to the extent such employees elected to so enroll during the regular enrollment period for such plans) in the same welfare Sovereign Plans (as such term is defined below) as shall be provided to similarly situated employees of Sovereign and Sovereign Bank.

(vii) ICBC Bonus Plans and Arrangements.

(A) Payment of 2005 Annual Bonuses. If the Effective Time does not occur prior to the date on which annual bonuses payable to employees of ICBC or any Subsidiary of ICBC in respect of ICBC’s fiscal year ending December 31, 2005 are to be paid (the “2005 Annual Bonuses”) pursuant to the terms of the applicable annual bonus Plans identified in Section 4.12(a) of the ICBC Disclosure Schedule (the “Annual Bonus Plans”), ICBC shall be entitled to pay the 2005 Annual Bonuses in such amounts as may be determined in a manner consistent with past practice under similar historic annual bonus programs; provided, however, that aggregate payment of all 2005 Annual Bonuses shall not exceed the amount set forth in Section 7.6(c)(vii)(A) of the ICBC Disclosure Schedule. If as of the Effective Time, the 2005 Annual Bonuses have not yet been paid, ICBC and/or Independence Bank shall, immediately prior to the Effective Time, pay the 2005 Annual Bonuses in amounts determined as provided, and subject to the aggregate limitation as set forth above in this Section 7.6(c)(vii)(A).

(B) Payment of 2006 Annual Bonuses. If the Effective Time occurs after January 1, 2006, on or immediately prior to the Effective Time, ICBC shall (or, if applicable, Sovereign shall cause the Surviving Corporation to) pay a pro rated portion (based on the number of days occurring in 2006 relative to 365) of the target annual bonuses payable to ICBC Employees in respect of the fiscal year that would otherwise end on December 31, 2006 under the Annual Bonus Plans (which annual bonus amounts will have been accrued on the financial statements of ICBC and/or applicable ICBC Subsidiaries through such payment date in a manner consistent with the with the past practice under similar historic annual bonus programs).

(viii) ICBC Employees’ Defined Benefit Retirement Plan. For at least one year after the Effective Time, Sovereign shall, or shall cause the Surviving Corporation to, continue to maintain, without change other than changes required by law, the tax-qualified defined benefit pension Plan for the benefit of the ICBC Employees who participated in such Plan immediately prior to the Effective Time; provided that this covenant shall only be effective if, on or before the Effective Time, ICBC can provide evidence, reasonably satisfactory to Sovereign, that the ICBC Employees Retirement Plan has satisfied the requirements of Section 410(b) of the Code for the plan year ending December 31, 2005 and for the period beginning January 1, 2006 and ending immediately prior to the Effective Time.

(ix) ICBC Equity Plans. From and after the Effective Time, no further benefits, grants or awards shall be made available under any equity-based ICBC Plans set forth in Section 4.12(a) of the ICBC Disclosure Schedule to ICBC Employees or directors, including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, re-load stock options and performance shares thereunder.

(x) No Restriction on Future Amendment. Nothing in this subsection shall be construed as precluding Sovereign from amending or terminating any plan, program or arrangement following the Effective Time.
      (d) Retention Bonuses. Notwithstanding anything to the contrary contained herein, ICBC may pay cash retention bonuses to employees of ICBC and its Subsidiaries who are selected by the chief executive officer of ICBC with the prior approval of Sovereign, such approval not to be unreasonably withheld (the “Retention Bonuses”), in order to help retain key employees (other than any Senior Executives (as hereinafter defined)) through the Effective Time (or in certain cases, a date, after the Effective Time, that the systems conversion occurs or thereafter as determined by Sovereign), provided that the aggregate amount of such retention bonuses shall not exceed the amount set forth in Section 7.6(d) of the ICBC Disclosure Schedule (the “Retention Bonus Plan”). Under the Retention Bonus Plan, (i) 50% of any Retention Bonus will be paid to a participant in such plan (a “Plan Participant”) at the Effective Time (or, if such participant’s employment is terminated without cause by ICBC or its Subsidiaries prior thereto, at such date of termination) and (ii) 50% of any Retention Bonus will be paid to a Plan Participant at the end of the relevant system conversion completion (which date shall not be later than one year after the Effective Time) (or, if such participant’s employment is terminated without cause by his or her relevant employer prior to such completion date, at such date of termination).
      (e) Severance Policy. Any person who is an ICBC Employee as of the date of this Agreement (other than the Senior Executives) whose employment is terminated by Sovereign or any of its Subsidiaries within one year after the Effective Time (unless termination of such employment is for cause) shall be entitled to severance benefits under the ICBC severance plans listed in Section 7.6(e) of the ICBC Disclosure Schedule.

      (f) Outplacement Services. Sovereign shall make outplacement services and job counseling services available to ICBC Employees at a management level or above and on a basis to be negotiated by the parties as soon as practicable after the date hereof, whose employment is terminated by Sovereign not for cause in connection with the Merger.
      (g) Current Agreements. As of the Effective Time, Sovereign shall assume and honor and shall cause the appropriate Subsidiaries of Sovereign to assume and honor in accordance with their terms all employment, severance and other compensation agreements, plans and arrangements existing immediately prior to the Closing Date which are between ICBC or any of its Subsidiaries and any officer, employee, independent contractor or director thereof, including without limitation bank-owned life insurance. Sovereign acknowledges and agrees that (i) the consummation of the Merger constitutes a “Change in Control” or “Change of Control,” as applicable, for all purposes pursuant to such agreements, plans and arrangements, and (ii) that the persons listed in Section 7.6(g) of the ICBC Disclosure Schedule (the “Senior Executives”) shall receive all cash severance benefits to which they would otherwise be entitled pursuant to those certain employment (in the case of Mr. Alan Fishman) and change in control (in the case of all other Senior Executives) agreements entered into by and between each such Senior Executive, ICBC and/or any Subsidiary thereof (collectively, the “Severance Agreements”), assuming a termination of each such Senior Executive’s employment without Cause (as such term is defined in the Severance Agreements) on the Closing Date, provided that such persons remain employed by ICBC or its Subsidiaries as of the Effective Time, but whether or not such persons remain employed by ICBC or its Subsidiaries after the Effective Time. Except as may otherwise be agreed between the parties hereto and any Senior Executive, the Severance Agreements shall remain in effect in accordance with their respective terms.
      (h) Vacation Policy. With respect to any accrued but unused vacation time to which any employee of ICBC or its Subsidiaries is entitled pursuant to the vacation policy applicable to such employee immediately prior to the Closing Date (the “Vacation Policy”), Sovereign shall allow such employee to use such accrued vacation; provided, however, that if Sovereign deems it necessary to disallow such employee from taking such accrued vacation, Sovereign shall be liable for and pay in cash to each such employee an amount equal to such vacation time in accordance with the terms of the Vacation Policy; provided, further, that Sovereign shall be liable for and pay in cash an amount equal to such accrued vacation time to any such employee whose employment terminates for any reason.
      7.7. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer, employee or agent of ICBC or any of its Subsidiaries (the ”Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee or agent of ICBC, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise or (ii) this Agreement, or any of the transactions contemplated hereby and all actions taken by an Indemnified Party in connection herewith, whether in any case asserted or arising before or after the Effective Time, Sovereign shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking, to the extent required by the DGCL, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

      (b) Sovereign shall pay all reasonable costs and expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 7.7 to the fullest extent permitted by applicable law.
      (c) Without limiting anything contained in Section 7.7(a) or any other provision of this Agreement, the parties hereto acknowledge and agree that (i) the Indemnified Parties will be provided with indemnification from and after the Effective Time that is no less favorable to their rights to indemnification presently set forth in the certificate of incorporation, by-laws or equivalent documents of ICBC or any of its Subsidiaries, as applicable, in each case as in effect on the date hereof, and (ii) Sovereign shall honor and perform under all indemnification agreements entered into by ICBC or any of its Subsidiaries.
      (d) Sovereign shall use its reasonable best efforts to cause the persons covered by ICBC’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time to be covered for a period of six (6) years from the Closing Date by the directors’ and officers’ liability insurance policy or policies maintained by Sovereign with respect to claims arising from facts or events that occurred at or prior to the Effective Time, provided that Sovereign’s policy or policies provide at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of ICBC than the terms and conditions of the existing directors’ and officers’ liability insurance policy of ICBC. Sovereign will not be required to expend, in respect of its obligations to such covered persons as described in the preceding sentence, in any one year an amount in excess of 200% of the annual premiums currently paid by ICBC for the insurance covering the officers and directors of ICBC (the ”Insurance Amount”), provided, that if such expenditure would exceed the Insurance Amount, Sovereign shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount. The provisions of this Section 7.7(d) shall be deemed to have been satisfied if prepaid policies have been obtained by ICBC prior to the Effective Time, which policies provide the persons covered by ICBC’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time with coverage for a period of not less than six years from the Effective Time with respect to claims arising from facts or events that occurred at or prior to the Effective Time; provided such prepaid policies shall not be obtained by ICBC at a cost per annum that is higher than the Insurance Amount. If such prepaid policies have been obtained by ICBC prior to the Effective Time, Sovereign shall maintain such policies in full force and effect and continue to honor ICBC’s obligations thereunder.
      (e) The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
      (f) If Sovereign or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Sovereign shall assume the obligations set forth in this Section 7.7.
      7.8. Advice of Changes. Sovereign and ICBC shall promptly advise the other party of any change or event (i) which, individually or in the aggregate with other such changes or events, has or would reasonably be expected to have a Material Adverse Effect (in the case of ICBC) or a material adverse effect on its ability to consummate the transactions contemplated by this Agreement on a timely basis (in the case of Sovereign) or (ii) which it believes would or would be reasonably likely to cause a condition to Closing not to be satisfied or satisfaction thereof to be materially delayed; provided, however, that any noncompliance with the foregoing provisions of this Section 7.8 shall not constitute failure of a condition set forth in Article VIII or give rise to any right of termination under Article IX unless the underlying change or event shall independently constitute such a failure or give rise to such a right.
      7.9. Actions Relating to Investment Agreement. Sovereign shall not, and shall not permit any of its Subsidiaries to, (i) take any action that would require any vote of the stockholders of Sovereign to be taken prior to the Effective Time with respect to the transactions contemplated by this Agreement or the Investment Agreement or (ii) seek any vote of its stockholders prior to the Effective Time with respect to any of the transactions or matters contemplated by this Agreement or the Investment Agreement. Sovereign shall take or cause to be taken all reasonable actions to enforce its rights under the Investment Agreement with respect to the investment obligations and commitments of Banco Santander thereunder, including its right to require Banco Santander to purchase securities of Sovereign to the full extent required or permitted pursuant to Sections 2.01 and 6.04 of the Investment Agreement, in each case to the fullest extent necessary or appropriate in order for Sovereign to perform in full its obligations pursuant to this Agreement on a timely basis. Without the prior written consent of ICBC, Sovereign shall not (i) amend or terminate, in whole or in part, the Investment Agreement; (ii) waive any of its material rights thereunder which relate in any way to any investment in, or purchase of securities from, Sovereign to be made at or prior to the Effective Time; or (iii) consent to the delay of the Closing (as defined in the Investment Agreement) beyond the Closing Date determined in accordance with Section 1.4. During the period from the date of this Agreement through the Effective Time, Sovereign will comply with all of its obligations under the Investment Agreement on a timely basis and use its reasonable best efforts to cause all conditions to the closing of the investment contemplated thereunder to be satisfied as soon as practicable.
      7.10. Bank Merger; Divisional Board; Post-Closing Governance Matters. (a) From and after the date hereof, Sovereign and ICBC shall take all reasonable action necessary to cause the merger of Sovereign Bank and Independence Bank, with Sovereign Bank being the surviving bank (the “Bank Merger”), as soon as practicable following the Effective Time.
      (b) Promptly following the Effective Time, Sovereign will establish a New York division of Sovereign Bank (the “New York Division”). The current corporate headquarters of ICBC will serve, for at least three years following the Effective Time, as the headquarters of the New York Division. Promptly following the Effective Time, Sovereign will invite all of the members of ICBC’s board of directors holding such position on the date of this Agreement to become members of Sovereign Bank’s divisional board for the New York Division (the ”Divisional Board”), and shall cause all such individuals who accept such invitation to be elected or appointed as members of such Divisional Board. The role of the Divisional Board shall be to advise Sovereign Bank with respect to deposit and lending activities in Independence Bank’s former market areas. The Divisional Board shall exist for at least three years following the Effective Time, and the individuals who accept the invitation to join the Divisional Board, as described above, shall be entitled to serve as members of the Divisional Board throughout such three-year period (unless removed for cause). Each member of the Divisional Board who is not a member of the board of directors of Sovereign or Sovereign Bank shall receive a per annum retainer and meeting fees equivalent to the amount of such directors’ fees such member received as an existing member of ICBC’s board of directors during 2005.
      (c) On or prior to the Closing Date, Sovereign shall take such actions as are necessary to cause a person designated by ICBC’s board of directors who is not an employee of ICBC or its Subsidiaries and who is reasonably satisfactory to Sovereign to be appointed to the board of directors of Sovereign (in Class III or, if the Closing Date occurs after the annual stockholder meeting of Sovereign in 2006, in Class I).
      7.11. Outplacement Services. Sovereign agrees to provide out-placement services to those officers of ICBC or Independence Bank with a title of Vice President or higher whose employment is terminated within one year following the Effective Time.
      7.12. Assumption of Debt. Sovereign agrees to execute and deliver, or cause to be executed and delivered by or on behalf of the Surviving Corporation, at or prior to the Effective Time, supplemental indentures and other instruments required for the due assumption of ICBC’s debt and other securities to the extent required by the terms of such securities and the instruments and agreements relating thereto.
      7.13. ICBC Community Activities. On the Closing Date, Sovereign shall contribute to the ICBC Community Foundation an amount in cash equal to $20 million as a separate endowment within, and to be managed by, the ICBC Community Foundation. At and after the Effective Time, Sovereign shall maintain ICBC’s charitable commitment to the communities in Independence Bank’s former market areas through the ICBC Community Foundation.
      7.14. Affiliate Agreements. ICBC shall use reasonable efforts during the 30-day period following the date hereof to cause its directors and each officer having a title at ICBC of Executive Vice President or higher to enter into an agreement, in form and substance reasonably satisfactory to ICBC, pursuant to which such person agrees, during the term of this Agreement, to vote in favor of the Merger and against any Acquisition Proposal.
      7.15. Exemption From Liability Under Section 16(b). Assuming that ICBC delivers to Sovereign the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the board of directors of Sovereign, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the ICBC Insiders (as defined below) of Sovereign Common Stock in exchange for shares of ICBC Common Stock, of restricted stock units on Sovereign Common Stock in exchange for RSUs and of options to purchase Sovereign Common Stock upon conversion of Options, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by ICBC to Sovereign prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information regarding the ICBC Insiders, the number of shares of ICBC Common Stock held by each such ICBC Insider, the number and description of the RSUs held by each such ICBC Insider and the number and description of Options held by each such ICBC Insider. “ICBC Insiders”shall mean those officers and directors of ICBC who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.
      7.16. Current Information. During the period from the date of this Agreement to the Effective Time, ICBC shall, upon the request of Sovereign, cause one or more of its designated representatives to confer on a monthly basis with representatives of Sovereign regarding the financial condition, operations and business matters of ICBC and the completion of the transactions contemplated hereby, provided that ICBC shall not be required to disclose information where such disclosure would jeopardize the attorney-client privilege of ICBC or contravene any applicable law, rule or regulation. As soon as reasonably practicable after they become available, ICBC will deliver to Sovereign a consolidating and consolidated balance sheet and a consolidating and consolidated statement of operations, without related notes, for such month for ICBC.
ARTICLE VIII
Conditions Precedent
      8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Stockholder Approval. ICBC shall have obtained the ICBC Stockholder Approval.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (all such approvals and the expiration or termination of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

      8.2. Conditions to Obligations of Sovereign. The obligations of Sovereign to effect the Merger are also subject to the satisfaction or waiver by Sovereign at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of ICBC set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such specified date), in each case subject to the standard set forth in Section 4.1; and Sovereign shall have received a certificate signed on behalf of ICBC by the Chief Executive Officer and Chief Financial Officer of ICBC to the foregoing effect.

(b) Performance of Obligations of ICBC. ICBC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Sovereign shall have received a certificate signed on behalf of ICBC by the Chief Executive Officer and the Chief Financial Officer of ICBC to such effect.
      8.3. Conditions to Obligations of ICBC. The obligation of ICBC to effect the Merger is also subject to the satisfaction or waiver by ICBC at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Sovereign set forth in this Agreement shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such specified date), in each case subject to the standard set forth in Section 5.1; and ICBC shall have received a certificate signed on behalf of Sovereign by the Chief Executive Officer and the Chief Financial Officer of Sovereign to such effect.

(b) Performance of Obligations of Sovereign and Merger Sub. Each of Sovereign and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and ICBC shall have received a certificate signed on behalf of Sovereign by the Chief Executive Officer and the Chief Financial Officer of Sovereign to such effect.
ARTICLE IX
Termination and Amendment
      9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (except as otherwise expressly provided in this Section 9.1) after adoption of this Agreement by the stockholders of ICBC:

(a) by mutual consent of Sovereign, Merger Sub and ICBC in a written instrument, if the Board of Directors of each of Sovereign, Merger Sub and ICBC so determines;

(b) by either Sovereign or ICBC if (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable; or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b) if the denial or order referred to above shall be due to the failure of the party seeking to terminate this Agreement (or in the case of Sovereign, Merger Sub) to perform or observe any of its covenants or agreements set forth herein or, in the case of Sovereign, in the Investment Agreement;

(c) by either Sovereign or ICBC if the Effective Time shall not have occurred on or before September 30, 2006, unless the failure of the Effective Time to occur by such date shall be due to the failure of the party seeking to terminate this Agreement (or, in the case of Sovereign, Merger Sub) to perform or observe any of its covenants or agreements set forth herein or, in the case of Sovereign, in the Investment Agreement;

(d) by either Sovereign or ICBC (provided that the terminating party (or, in the case of Sovereign, Merger Sub) is not then in material breach of any representation, warranty, covenant or other agreement contained herein or, in the case of Sovereign, in the Investment Agreement) if the other party (or, in the case of a termination by ICBC, Merger Sub) shall have breached (i) any of the covenants or agreements made by such other party (or, in the case of a termination by ICBC, Merger Sub) herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within 30 days following written notice to the party committing such breach specifying in reasonable detail the nature of such breach (or, in the case of any breach by Sovereign of Section 5.13 or Section 7.9, in each case as a result of a breach of the Investment Agreement, 30 days after a notice of breach of the type specified in Section 12.01(e)(iii) of the Investment Agreement has been given by Banco Santander to Sovereign) or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VIII hereof; provided, however, in the case of a breach by Sovereign of Section 5.13 or Section 7.9, ICBC may not terminate this Agreement as a result of such specified breach if prior to the 30th day following the giving of the notice of breach by Banco Santander referred to above, a written notice is given to Sovereign by Banco Santander acknowledging the cure of all breaches identified in such Banco Santander notice of breach;

(e) by either Sovereign or ICBC if the ICBC Stockholder Approval shall not have been obtained at the ICBC Stockholders Meeting or at any adjournment or postponement thereof;

(f) by Sovereign, if the Board of Directors of ICBC shall have (i) breached the terms of Section 7.4 in any respect materially adverse to Sovereign, (ii) failed to recommend adoption of this Agreement to the ICBC stockholders in the Proxy Statement or shall have effected a Change in ICBC Recommendation, whether or not permitted by this Agreement, (iii) recommended, or resolved to recommend, to the stockholders of ICBC an Acquisition Proposal other than the Merger or (iv) materially breached its obligations under Section 7.3 by failing to call, give notice of, convene or hold the ICBC Stockholders Meeting in accordance with Section 7.3;

(g) by ICBC, prior to the adoption of this Agreement by the stockholders of ICBC, in accordance with, and subject to the terms and conditions of, Section 7.4(b); or

(h) By Sovereign if a tender offer or exchange offer for 25% or more of the outstanding shares of ICBC Common Stock is commenced (other than by Sovereign or a Sovereign Subsidiary), and the Board of Directors of ICBC recommends that the stockholders of ICBC tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.
      9.2. Effect of Termination.
      (a) In the event of any termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Sovereign, ICBC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 7.2(b), this Section 9.2, and Article X shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Sovereign, Merger Sub or ICBC shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement or, in the case of Sovereign, any breach of Section 5.9 hereof.

      (b) ICBC shall pay Sovereign, by wire transfer of immediately available funds, the sum of $100,000,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by ICBC pursuant to Section 9.1(g), ICBC shall pay the entire Termination Fee at or prior to the time of such termination;

(ii) if this Agreement is terminated by Sovereign pursuant to Section 9.1(f)(ii), 9.1(f)(iii), 9.1(f)(iv) or 9.1(h), ICBC shall pay (x) an amount equal to 1/3 of the Termination Fee on or before the second Business Day after the date of such termination and (y) if within 15 months following such termination ICBC or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Business Combination (as hereinafter defined), ICBC shall pay the remainder of the Termination Fee on or before the second Business Day after the date of such execution or consummation; and

(iii) if this Agreement is terminated by either Sovereign or ICBC pursuant to Section 9.1(e) or 9.1(f)(i), and a proposal with respect to a Business Combination shall have been publicly announced or otherwise communicated or made known to the stockholders of ICBC at any time after the date of this Agreement and on or prior to the date of the ICBC Stockholders Meeting, then if within 15 months after such termination ICBC or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Business Combination, ICBC shall pay the Termination Fee on or before the second Business Day after the date of such execution or consummation.

For purposes of this Section 9.2(b), the term “Business Combination” means (x) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ICBC or any of its Subsidiaries as a result of which the holders of the ICBC Common Stock prior to such transaction (by virtue of their ownership of such stock) cease to own, in the aggregate, at least 50% of the total voting power of the entity surviving or resulting from such transaction (or, if applicable, the ultimate parent thereof), (y) any sale of more than 50% of the consolidated assets (including stock of its Subsidiaries) of ICBC and its Subsidiaries, taken as a whole, or (z) any issuance or sale of, or tender or exchange offer for, voting securities of ICBC or Independence Bank resulting in the ownership by any Person of more than 50% of the voting power of ICBC (unless the stockholders of ICBC immediately prior to such transaction would own in the aggregate more than 50% of such acquiring Person) or by any Person (other than ICBC or any of its affiliates) of more than 50% of the voting power of Independence Bank.
      (c) If this Agreement is terminated by ICBC pursuant to Section 9.1(d) or by ICBC or Sovereign pursuant to Section 9.1(b) or 9.1(c), and at the time of such termination the conditions to the Closing set forth in Sections 8.1(a) and 8.2 hereunder (other than those conditions that by their nature cannot be satisfied until the Closing) have been satisfied or waived then, without limiting any other remedies of ICBC pursuant to this Agreement or otherwise, unless the closing shall have occurred under the Investment Agreement at or prior to the time of such termination and Sovereign and Banco Santander shall have satisfied all of their respective obligations under the Investment Agreement with respect to the raising of funds to pay the amounts due pursuant to this Agreement, Sovereign shall pay $100,000,000 (the “Sovereign Fee”) to or as directed by ICBC as promptly as reasonably practicable (and, in any event, within two business days following such termination).
      (d) Any Termination Fee or Sovereign Fee that becomes payable pursuant to Section 9.2(b) or 9.2(c) shall be paid by wire transfer of immediately available funds to an account designated by Sovereign or ICBC, as applicable.
      (e) ICBC and Sovereign agree that the agreements contained in paragraphs (b) and (c) above are an integral part of the transactions contemplated by this Agreement, that without such agreement Sovereign and ICBC would not have entered into this Agreement, and that neither the Termination Fee nor the Sovereign Fee constitutes a penalty. If ICBC fails to pay the amount due under paragraph (b) above, or Sovereign fails to pay the amount due under paragraph (c) above, in either case within the time period specified in such paragraph, the party failing to pay such fee shall pay the costs and expenses

(including reasonable legal fees and expenses) incurred by the party entitled to receive such fee in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.
      9.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of ICBC; provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      9.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE X
General Provisions
      10.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article X.
      10.2. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.
      10.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Sovereign, to:

1130 Berkshire Boulevard Wyomissing, PA 19610 Fax: (610) 208-6143 Attention: Jay S. Sidhu

with a copy to:

Stevens & Lee 111 North Sixth Street P.O. Box 679 Reading, Pennsylvania 19603 Fax: (610) 376-5610 Attention: Joseph M. Harenza

(b) if to ICBC, to:

195 Montague Street Brooklyn, New York 11201 Fax: (718) 923-3666 Attention: Alan H. Fishman

with a copy to:

Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Fax: (212) 455-2502 Attn: Lee Meyerson Maripat Alpuche
      10.4. Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require ICBC, Sovereign or any of their respective Subsidiaries or affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation.
      10.5. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
      10.6. Entire Agreement. This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms.
      10.7. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).
      10.8. Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
      10.9. Publicity. Sovereign and ICBC shall consult with each other before issuing any press release with respect to the Merger or this Agreement and neither Sovereign (or any of its Subsidiaries) nor ICBC (or any of its Subsidiaries) shall issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that Sovereign or ICBC may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by law or the rules and regulations of the

New York Stock Exchange, Inc. (in the case of such a release or statement by Sovereign) or the Nasdaq National Market (in the case of such a release or statement by ICBC) or as may be permitted pursuant to Section 7.3 or 7.4. Without limiting the reach of the preceding sentence, Sovereign and ICBC shall cooperate to develop all public announcement materials and shall make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.
      10.10. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise expressly provided for herein (including Section 7.7 hereof), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
      10.11. Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware and (iv) consents to service being made through the notice procedures set forth in Section 10.3. Each of Sovereign, Merger Sub and ICBC hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.
      10.12. Guarantee by Sovereign. Sovereign agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Sovereign unconditionally guarantees to ICBC the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance and not collectability. Sovereign hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 10.12.

      IN WITNESS WHEREOF, Sovereign, Merger Sub and ICBC have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

SOVEREIGN BANCORP, INC.

By:	/s/ Jay S. Sidhu

Name: Jay S. Sidhu

Title:	Chairman, President and Chief Executive Officer

ICELAND ACQUISITION CORP.

By:	/s/ Jay S. Sidhu

Name: Jay S. Sidhu
Title: President

INDEPENDENCE COMMUNITY BANK CORP.

By:	/s/ Alan H. Fishman

Name: Alan H. Fishman

Title:	President and Chief Executive Officer